

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2012

Via E-mail
Patrick Laferriere
President and Chief Financial Officer
Blue Sky Petroleum, Inc. f/k/a Intervia, Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

> **Re: Blue Sky Petroleum, Inc, f/k/a Intervia, Inc.**
> **Form 10-K for the Fiscal Year End January 31, 2012**
> **Filed May 23, 2012**
> **File No. 000-52010**

Dear Mr. Laferriere:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that you are an exploration stage company and that you have included the cumulative information required by FASB ASC 915. However, we do not see where your auditor has expressed an opinion on the amounts relating to the cumulative period from February 2, 2005 (inception) to January 31, 2012 as required. Please amend your filing to include a revised auditors' report from

Sadler, Gibb & Associates, LLC that covers all of the periods presented in the financial statements, including the cumulative period from February 2, 2005 (inception) to January 31, 2012.

2. We note that the report of your current independent registered public accounting firm refers to the company as a development stage company in its audit report while the predecessor audit report and the company's financial statements refer to the company as an exploration stage company. Please revise your future filings, including any amendments to this filing, to clarify whether you are a development or exploration stage entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief